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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of September 2002

Commission File Number 0-31943

ImagicTV Inc.
(Translation of Registrant name into English)

One Brunswick Square 14th Floor, P.O. Box 303 Saint John, New Brunswick, Canada	E2L 3Y2
(Address of Principal Executive Offices)	(Zip Code)

(506) 631-3000
(Registrant's telephone number, including area code)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒    Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐    No ☒

Information furnished on this form:

        News release (dated September 26, 2002)

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMAGICTV INC. (Registrant)
By:	/s/ JEFFREY WHITE Jeffrey White Chief Financial Officer

Date: September 26, 2002

news release

iMagicTV Reports Second Quarter Results
All amounts in U.S. Dollars

        SAINT JOHN, NEW BRUNSWICK, CANADA (September 26, 2002) — iMagicTV (Nasdaq: IMTV and TSX: IMT), a provider of software products that allow telephone companies and other service providers to deliver multi-channel television and interactive media services over high-speed broadband networks, today announced its financial results for the second fiscal quarter of 2003 ended August 31, 2002.

        The Company's net loss for the second quarter of fiscal 2003 was $4.0 million, or $0.16 per basic share, compared to a net loss of $5.1 million, or $0.21 per basic share, for the second quarter of fiscal 2002. Revenues for the second quarter were $254,000 compared with $803,000 in the second quarter of fiscal 2002. The decrease is the result of a weakening in services revenues as customers continue to delay the transition between trials and commercial deployment. Total operating expenses decreased $1.8 million to $3.9 million for the second quarter of fiscal 2003 from $5.7 million for the second quarter of fiscal 2002. As of August 31, 2002, iMagicTV had $39.9 million in cash and short-term investments, compared to $43.2 million at the end of the first quarter ended May 31, 2002.

        "SaskTel commercially launched its interactive digital television service on September 12 using iMagicTV's software platform," said Gerald L. Pond, iMagicTV chief executive officer. "Another positive industry development occurred when Telus, Canada's second largest telephone company, announced on September 17, 2002 in the National Post that it would begin offering digital television service to compete with cable television providers. Every major Canadian telco has now committed to a video strategy."

        "As we had expected, customer trial activity was sluggish during the second quarter which resulted in lower revenues during the period. We have recently signed two new trial customers, both generated through our increased emphasis on our partner channels, specifically with Alcatel, in our European Region. Recent developments for both iMagicTV and the industry demonstrate that the overall market is gaining positive momentum."

        "The increased customer activity, particularly through our channel initiatives, and recent industry news are positive signs for the overall demand for broadband entertainment," Pond added. "According to the latest industry figures released by the DSL Forum in August 2002, broadband DSL deployments have reached 25.6 million access lines worldwide, representing only about 2 percent of the households serviced by telcos. In the same release was the news that during the last six months, broadband DSL deployments grew 36 percent. This market represents a continued opportunity for iMagicTV. As broadband deployments increase, iMagicTV is well-positioned to benefit from this growth, and we continue to focus on generating new customers, containing our costs and maximizing our shareholder value."

About iMagicTV

        iMagicTV (Nasdaq: IMTV and TSX: IMT) provides software products and related services that enable telephone companies and other service providers to deliver multi-channel digital television and interactive media services to their subscribers over a broadband network infrastructure. iMagicTV's software can be deployed over high-speed broadband networks including ADSL, VDSL, wireless, Ethernet and Fiber to the Home (FTTH) technologies.

        Incorporated in 1997, iMagicTV maintains its global headquarters in Saint John, New Brunswick, Canada, its European headquarters in Cambridge, U.K., its Asia Pacific headquarters in Singapore and its U.S. headquarters in Atlanta, Georgia. For more information, visit www.imagictv.com.

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        Cautionary Note Regarding Forward-looking Statements Under the Private Securities Litigation Reform Act of 1995: Certain statements in this press release constitute forward-looking statements. The words "will," "plan," "anticipate," "expect," "intend," "believe" and similar expressions referring to the future or events to occur in the future are intended to identify forward-looking statements. Statements regarding iMagicTV's projections or strategies also constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on information currently available to us. These statements are not guarantees of future results, performance or achievement and are subject to certain risks, uncertainties and assumptions, including those matters specifically discussed herein, general economic conditions, conditions in the telecommunications industry, and matters discussed in iMagicTV's filings with the U.S. Securities and Exchange Commission (SEC). These and other factors may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. We do not undertake any obligation to update any forward-looking statement contained in this release.

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ImagicTV Inc.
Consolidated Statements of Operations (unaudited)
(In thousands of U.S. dollars, except per share amounts)

	Three Months Ended August 31,		Six Months Ended August 31,
	2002	2001	2002	2001
Revenues:
License fees	$—	$—	$—	$522
Royalty fees	31	37	522	118
Services	223	766	456	1,813

Total revenues	254	803	978	2,453
Cost of revenues:
Services	411	801	840	1,612

Total cost of revenues	411	801	840	1,612
Gross profit (loss)	(157)	2	138	841
Operating expenses:
Sales and marketing	1,712	2,499	3,170	5,524
Research and development	1,392	1,853	2,850	4,104
General and administrative	774	1,318	1,720	2,863

Total operating expenses	3,878	5,670	7,740	12,491
Loss from operations	(4,035)	(5,668)	(7,602)	(11,650)
Interest income, net	154	490	333	1,157
Foreign exchange gain (loss), net	(27)	54	117	70

Loss before income taxes	(3,908)	(5,124)	(7,152)	(10,423)
Provision for income taxes	(87)	(9)	(141)	(148)

Net loss for the period	$(3,995)	$(5,133)	$(7,293)	$(10,571)

Basic and diluted net loss per share	$(0.16)	$(0.21)	$(0.30)	$(0.43)

Weighted average number of shares used in computing basic and diluted net loss per share (000's)	24,678	24,599	24,675	24,597

Adjusted net loss:
Net loss for the period	$(3,995)	$(5,133)	$(7,293)	$(10,571)
Add back of non-cash charges:
Stock-based compensation	10	101	52	293
Depreciation	479	457	980	893

Adjusted net loss for the period	$(3,506)	$(4,575)	$(6,261)	$(9,385)

Adjusted basic and fully diluted net loss per share	$(0.14)	$(0.19)	$(0.25)	$(0.38)

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ImagicTV Inc.
Consolidated Balance Sheets
(In thousands of U.S. dollars, except number of shares)

	August 31, 2002	February 28, 2002
	[unaudited]
Assets
Current assets:
Cash and cash equivalents	$15,745	$45,641
Short-term investments	24,150	359
Accounts receivable, trade, net of allowance of nil [February 28, 2002 — nil]	92	448
Prepaid expenses, deposits and other receivables	873	904

Total current assets	40,860	47,352
Capital assets	1,594	2,133

Total assets	$42,454	$49,485

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$496	$667
Accrued liabilities	1,294	1,083
Deferred revenue	558	437
Current portion of long-term debt	9	9

Total current liabilities	2,357	2,196
Long-term debt	1,540	1,496
Shareholders' equity:
Authorized:
Unlimited common shares, no par value
Unlimited preferred shares, no par value
Issued and outstanding:
24,678,063 common shares (February 28, 2002 — 24,669,336)	85,620	85,698
Nil preferred	—	—
Deferred stock-based compensation	(258)	(393)
Accumulated deficit	(46,279)	(38,986)
Cumulative currency translation adjustments	(526)	(526)

Total shareholders' equity	38,557	45,793

Total liabilities and shareholders' equity	$42,454	$49,485

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NOTE TO MEDIA, ANALYSTS AND INVESTORS:

        Media, analysts and investors are invited to participate in a conference call to review iMagicTV's fiscal 2003 second quarter financial results.

Thursday, September 26, 2002 — 4:30 p.m. (Eastern Time)

        To participate in this conference call, please call the following number approximately five minutes before the call (4:25 p.m. Eastern Time):

913-981-5508

        If you experience problems during the call or reaching the number above, please call Kristina Korte at Corporate Communications Inc. at (615) 254-3376.

        You can also access the conference call via an audio Web cast by visiting the following link:

        http://companyboardroom.com

        A replay of the conference call will be available at this web site for a period of 30 days. A telephonic replay of the conference call will be available for seven days after the call and can be accessed by calling 719-457-0820 and entering the passcode 734010.

Investor Relations Contact:
Tracy Torena
iMagicTV
800-660-0333
ttorena@imagictv.com

Media Contact:
Rob Begg
iMagicTV
800-660-0333
rbegg@imagictv.com

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SIGNATURES
iMagicTV Reports Second Quarter Results All amounts in U.S. Dollars
ImagicTV Inc. Consolidated Statements of Operations (unaudited) (In thousands of U.S. dollars, except per share amounts)
ImagicTV Inc. Consolidated Balance Sheets (In thousands of U.S. dollars, except number of shares)